Focus Impact Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

July 26, 2024

VIA EDGAR

Attention:	William Demarest Isaac Esquivel Ronald E. Alper David Link

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Re:	Focus Impact Acquisition Corp. Registration Statement on Form S-4, as amended File No. 333-275871

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Focus Impact Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on July 30, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

The Company hereby authorizes Peter Seligson of Kirkland & Ellis LLP to orally modify or withdraw this request for acceleration.

Please contact Peter Seligson of Kirkland & Ellis LLP special counsel to the Company, at (212) 446-4756, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

FOCUS IMPACT ACQUISITION CORP.

/s/ Carl Stanton
Name: Carl Stanton
Title: Chief Executive Officer